CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our report dated February 29, 2008 with respect to the consolidated financial statements of Augusta Resource Corporation as at and for the year ended December 31, 2007 included in this Registration Statement on Form 40-F, filed with the U.S. Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chartered Accountants
Vancouver, British Columbia, Canada
February 29, 2008